Exhibit 99.1
Satyam posts 31% YoY revenue growth
- Operating margins up 205 basis points sequentially, strong volume growth of 8.2%
Hyderabad, India, January 19, 2007: Satyam (NYSE: SAY), the leading global consulting and IT services company, today announced the audited results of the company for the quarter ended December 31, 2006 (Q3 2007).
Indian GAAP Consolidated
Revenue from software services stood at Rs. 1661.12 crore, up 31.3 % on a YoY basis and 3.70% sequentially. The revenue for the current year is expected to be in the range of Rs. 6,434 crore and Rs. 6,442 crore. The corresponding annual growth rate is expected to be 34.3% - 34.4%.
Operating margins improved 205 basis points sequentially on the back of operational efficiencies and increasing offshore.
Net Profit, at Rs. 337.23 crore, indicates a YoY growth of 25.02%.
EPS for the quarter at Rs. 5.14 shows a YoY growth of 23%. EPS guidance for the year is revised upwards to Rs. 20.90, from the earlier estimates of Rs. 20.73 to Rs. 20.81.
Commenting on the results, B. Ramalinga Raju, founder & chairman, Satyam, said “I am pleased to report that the company has achieved 7.7% sequential revenue growth in Q3 in US$ terms. This translates into a 3.7% growth in rupee terms under consolidated Indian GAAP. The growth differential is in view of the 3.7% rupee appreciation against the US dollar in Q3. The revenue growth was accentuated by a 11% offshore volume increase. A significant positive development in Q3 performance is the expansion in EBITDA margins by over 200 basis points on account of enhanced efficiencies and reduction of delivery cost. Consequently, EPS at Rs. 5.14 was higher than the guided figure of Rs. 5.11.”
“Q3 was yet another quarter which saw an increase in the contribution of consulting and enterprise business solutions, which now stands at 42% of revenue. Satyam’s ability to architect innovative and extensible solution frameworks in this area has led to higher growth, enhanced customer intimacy and strong brand equity. It is also a reflection of our increased involvement in partnering with customers to deal with transformational issues effectively,” Raju added further.
Srinivas Vadlamani, chief financial officer, Satyam said, “The highlight of this quarter is 205 basis points improvement in EBITDA margins under consolidated Indian GAAP despite a negative impact of 120 basis points on the margins because of 3.7% rupee appreciation. EPS at Rs. 5.14, was higher than the guidance in spite of Rs. 35 crore foreign exchange loss.”
US GAAP
Revenue from software services stood at US$ 375.6 mn., up 6.7% sequentially and 33.3% compared to the same quarter last year. Net Profit, at US$ 71.1 mn., indicates a growth of 24.3% YoY.
Key Business Achievements
Satyam added 34 customers, including an international retail giant and a Canada-based global bank, in Q3. The number of Fortune 500 customers increased by one to 158. Satyam continued to build on its relationships with leading global companies by partnering with them on various business and technology solutions.
Satyam is the sole partner for a USA-based global data management product company in rebuilding its products on a new generation platform, based on SOA.
Satyam strengthened its presence in the aerospace vertical by extending its relationship with a world leader in aerospace technology and a UK-based leading engineering solution provider for various global aerospace and automotive companies.
Satyam is working with a leading development bank in the Middle East in transforming its business through a series of projects involving re-engineering and automation of its business processes.
Satyam’s deep domain competency resulted in it being chosen by a major consumer electronic equipment manufacturer from the APAC region to develop a feature-rich Set Top Box software solution. This solution would facilitate the entry of the electronic equipment manufacturer into the rapidly expanding European market for High Definition TV.
Satyam expanded its service footprint in the oil & energy vertical. While one of the leading North American producers of oil & gas selected Satyam for JDE technology solutions, another oil major has entrusted Satyam with the task of providing comprehensive market solutions for its business processes in South Africa.
The largest providers of telecom services in Sri Lanka and Malaysia went live on a Customer Care & Billing Solution, including Provisioning and Customer Relationship Management (CRM), implemented by Satyam. The engagement also evidenced Satyam’s system integration capabilities.
Satyam has been selected as a strategic business partner by a leading manufacturer and marketer of petroleum products additives for end-to-end global SAP implementation.
Satyam has been the sole preference as a support and maintenance partner for a leading telecom player in Asia Pacific, and also to enable Strategic Content Management Solutions for its business groups.
A leading provider of information technology and network solutions has selected Satyam as a research support partner for its marketing evaluation support in areas of high-speed packet processing and optical networks.
Satyam Helps Customers Prepare for Windows Vista
Microsoft has selected Satyam as one of the five organizations globally to implement its new operating system for enterprise customers as part of the Application Compatibility Factory (ACF) program. Recognizing application compatibility as a challenge for most enterprises, Microsoft created ACF to help Windows Vista customers assess and remediate their existing applications, mitigate the risks inherent in migration, and accelerate rollout. Satyam has created several service offerings around Vista deployment and migration to reduce TCO for customers.
Satyam added 2476 associates in the quarter, taking the total employee strength to 34405. Total resources, including those of subsidiaries and joint ventures, increased to 38188.
Nipuna Highlights
Nipuna, Satyam’s BPO subsidiary, recorded revenue of Rs. 43.38 crore (US$ 9.74 mn.) in Q3 2007. Nipuna is expected to achieve revenue of US$37 mn. in FY 2007, a growth of 86% over FY 2006. Nipuna added 379 employees this quarter, taking its resource strength to 2825 associates.
During the quarter, Nipuna added one customer in the procurement space and successfully executed two KPO projects. The company is now handling 60 processes for 30 customers in engineering, healthcare, insurance, artwork management, IT helpdesk, finance and accounts, animation, customer support, KPO, and data management areas. Nipuna signed a US$ 25 million ‘edutainment’ deal with 4K Animation Limited, UK, for the execution and delivery of two European animation projects. The contract is one of the largest ever won by a global BPO service provider in the animation market. Nipuna will provide VFX, CGI, 3D and 2D animation services, including pre-production, production, and post-production, from its state-of-the-art studio in Chennai. More than 120 Nipuna professionals will produce and deliver animation services for the projects. Nipuna’s focus on the KPO domain was recognized with its ranking among the top ten in the KPO space, in the Brown-Wilson survey to be published in the ‘Black Book of Outsourcing’.
Key Awards and Recognitions in this Quarter
Satyam’s Manufacturing Practice — Recognized by ARC advisory group
ARC advisory group, one of the most acknowledged thought leaders in the areas of manufacturing, automotive, logistics and supply chain solutions, has ranked Satyam as the largest supplier of offshore services to the automotive Industry and the 2nd largest supplier of offshore services to manufacturers worldwide.
Satyam Named Premier Engineering Services Outsourcing Vendor by Brown-Wilson Group
Satyam Integrated Engineering Solutions has been ranked as the world’s leading Engineering Services Outsourcing (ESO) vendor by the Brown-Wilson Group (BWG). An exhaustive BWG survey analyzed 872 information technology and engineering outsourcing vendors in 63 countries. Its results appeared in the company’s “Black Book of Outsourcing,” a renowned and highly respected publication.
Satyam ranked among the ‘Best Companies to Work For’ by BT-Mercer-TNS
In the recently concluded BT-Mercer-TNS Best Employer Survey 2006, Satyam was ranked as the 3rd Best Place to Work for in India. This prestigious survey is an acknowledged benchmark that recognizes outstanding people processes and practices across industries. The BT-Mercer-TNS award recognizes Satyam’s commitment to create a conducive workplace that nurtures, grows and retains the intellectual capital in the organization.

Sometime ago, there were rumors that Satyam was in dialogue with a large global SI for being acquired. We had vehemently denied having considered such an option directly or indirectly ever in the past. Subsequently, there was speculation on the part of some analysts about shareholder value on account of acquisition of the company. We would like to take this opportunity to put to rest any such speculation in the future. We firmly believe that enhancement in shareholder value is best when we continue to pursue the already successful global delivery model that we specialize in. Satyam, therefore, shall not indulge in any such pursuits of being acquired. We would continue to focus on aggressively expanding our business globally as an independent company.
About Satyam Computer Services Limited
Satyam (NYSE: SAY), the leading global consulting and IT services company, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing market. More than 38000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 541* global companies, of which 158* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 55 countries, across six continents. For more information visit: www.satyam.com
*Figures as per quarter ended December 31, 2006
Number of customers includes those of Nipuna and Citisoft
Satyam Contacts
For further information, contact: MediaRelations@satyam.com

India	Rajesh, rajesh@perfectrelations.com, +91 40 55316861, +91 98490 42184

US	Ivette Almeida, ialmeida@hfgcg.com 1-646-284-9455 | +1-201-232-0128

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

Asia- Pacific	Reshma Wad Jain, reshma@wer1.net, +65 6737 4844, +65 98140507 or Amber Dale, a.dale@polaris-me.com, Jiang Ying, Jiang_Ying@satyam.com, +86 21 5080 7600 extn 4015, +86 13816686084
Safe Harbor

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6 — K concerning the quarter ended September 30, 2006, furnished to the United States Securities Exchange Commission on October 27, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.